SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                 SCHEDULE 13D
                                (Rule 13d-101)

                                Amendment No. 2

                Information to be Included in Statements Filed
                        Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                               CoreComm Limited
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                               (Name of Issuer)

                         Common Stock, $0.01 par value
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                        (Title of Class of Securities)

                                  21869Q-10-8
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                                (CUSIP Number)

                          Richard J. Lubasch, Esquire
                               CoreComm Limited
                       110 East 59th Street, 26th Floor
                              New York, NY 10022
                                (212) 906-8485
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                  November 15, 2001 through November 28, 2001
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            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|


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------------------------------------------------  13D
                                                             Page 2 of 3 Pages
CUSIP No. 21869Q-10-8
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   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          Thomas Gravina
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  |_|
                                                           (b)  |_|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS:
          N/A
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e):
                                                                |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                            Pennsylvania
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---------------- ------- ------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
    SHARES                        7,916,415
 BENEFICIALLY    --------------------------------------------------------------
   OWNED BY      --------------------------------------------------------------
     EACH          8     SHARED VOTING POWER
  REPORTING                       None
    PERSON       --------------------------------------------------------------
     WITH        --------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
                                7,916,415
                 ------- ------------------------------------------------------
                 ------- ------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                  None
                 ------- ------------------------------------------------------
                 --------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            9,249,204(1)
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          (1)      Includes: (i) a total of 96,000 shares of Common Stock held by the Reporting Person's minor children; (ii) options to purchase 30,000 shares of Common Stock which are currently exercisable; and (iii) 38,750 shares of Series B Preferred
                   Stock held by the Reporting Person. Each share of Series B
                   Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at CoreComm's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in CoreComm's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000, and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 1,206,789 shares of Common Stock.

                   The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.


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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:
                                                                |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            6.5%(2)
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          (2)      Based upon 141,883,794 shares of Common Stock outstanding
                   on November 28, 2001, as determined by adding the 98,370,746 shares of Common Stock outstanding on September 30, 2001, as reported by CoreComm in its report filed with the Securities and Exchange Commission, on November 14, 2001, on Form 10-Q for the quarter ended September 30, 2001, and the 43,513,048 shares of Common Stock that were issued by CoreComm on October 1, 2001.


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   14     TYPE OF REPORTING PERSON
                            IN
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         This Amendment No. 2 to Schedule 13D is being filed by Thomas Gravina
(the "Reporting Person"). This Amendment No. 2 to Schedule 13D amends and supplements Item 5 of the original Schedule 13D dated April 12, 2001, as amended by Amendment No. 1 thereto, dated October 1, 2001 (as amended, the "Schedule 13D"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the Schedule 13D, dated April 12, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 9,249,204 shares of Common Stock, which includes: (i) a total of 96,000 shares of Common Stock held by the Reporting Person's minor children; (ii) options to purchase 30,000 shares of Common Stock which are currently exercisable; and (iii) 38,750 shares of Series B Preferred Stock held by the Reporting Person. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at CoreComm's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in CoreComm's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000, and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 1,206,789 shares of Common Stock.

         The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

         The 9,249,204 shares of Common Stock beneficially owned by the Reporting Person constitute 6.5% of the Common Stock. This calculation is based upon 141,883,794 shares of Common Stock outstanding on November 28, 2001, as determined by adding the 98,370,746 shares outstanding on September 30, 2001, as reported by CoreComm in its report filed with the Securities and Exchange Commission, on November 14, 2001, on Form 10-Q for the quarter ended September 30, 2001, and the 43,513,048 shares of Common Stock that were issued by CoreComm on October 1, 2001.

         (b) The Reporting Person has the sole power to vote and to dispose of 7,916,415 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

         (c) The Reporting Person has sold a total of 4,600,000 shares of Common Stock during the month of November 2001 with individual sales as follows:

         Date of                    Number of        Price
         Transaction                Shares Sold      per Share

         November 15, 2001          3,300,000        $0.2147
         November 15, 2001            205,000        $0.20
         November 19, 2001            295,000        $0.20
         November 27, 2001            300,000        $0.18
         November 28, 2001            500,000        $0.18

         (d)      None.

         (e)      None.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 2001


                                                   /s/ Thomas Gravina
                                                   Thomas Gravina